NEWS RELEASE
Endeavour Silver Corp. has been requested to retract a portion of the recently reported resource estimate

April 1, 2005 - Vancouver, Canada – Endeavour Silver Corp. (EDR: TSX-V) has been requested by Market Regulation Services to issue the following news release regarding the March 30, 2005 news release titled “Silver Resources Triple to more than 12 million ounces at the Santa Cruz Mine, Durango, Mexico”. The reason for this request is because: (1) In the opinion of the Exchange, the re-calculation of the Deep Santa Cruz resource no longer qualifies it as a historic resource and therefore requires the Company to complete the work necessary to make it NI 43-101 compliant; (2) The independent Qualified Person for the resource estimate on North Porvenir was not identified; and (3) The news release was not pre-filed with Market Regulation Services.

The Company advises as follows: (1) The Company is retracting the Deep Santa Cruz portion of the resource estimate released on March 30, 2005. An exploration program of drilling and sampling on the Deep Santa Cruz is underway to obtain the necessary data to estimate a resource that will be NI 43-101 compliant; (2) The Company states that Velasquez Spring P. Eng. is the Qualified Person from Watts, Griffis and McOuat (WGM) responsible for the audit of the polygonal resource estimate on North Porvenir; and (3) This news release has been pre-filed with Market Regulation Services.

In summary, the polygonal estimate for North Porvenir which is NI 43-101 compliant is as follows: (1) Measured and Indicated mineral resource categories total 42,200 tonnes grading 689 gpt Ag and 1.2 gpt Au, containing 934,800 oz. silver; and (2) The Inferred mineral resource category for North Porvenir totals 245,700 tonnes grading 486 gpt Ag and 1.2 gpt Au, containing 3.839 million oz. silver.

At Deep Santa Cruz, the historic resource was estimated at approximately 200,000 tonnes grading 600 gpt Ag containing approximately 3.8 million oz of silver as reported in the NI 43-101 report written by Velasquez Spring and Andrew Harasimowicz of WGM amended April 21, 2004 and filed on SEDAR on April 23, 2004.

The Company has retained WGM to prepare a NI 43-101 complaint report on the Santa Cruz property focusing on the North Porvenir and Deep Santa Cruz targets. Drilling still underway on these targets is expected to be completed in May, 2005. Management is confident that when all the work has been completed the resources will be confirmed.

Endeavour Silver Corp. (EDR: TSX-V) is a small-cap mining and exploration company focused on aggressively expanding its portfolio of high-grade silver-gold properties, reserves and production in Mexico. Canarc Resource Corp. (CCM: TSX) holds a minority shareholding in the Company.

On Behalf of the Board of Directors,
ENDEAVOUR SILVER CORP.

/s/ “Godfrey Walton”
Godfrey Walton
President and COO

For more information, please contact Hugh Clarke at Toll free: 877-685-9775, tel: (604) 685-9775, fax: (604) 685-9744, email investorrelations@edrsilver.com or visit our website, www.edrsilver.com The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

Suite #800 – 850 West Hastings Street, Vancouver, BC, Canada, V6C 1E1
Toll free: 877-685-9775 (Canada & U.S.)        Phone: (604) 685-9775        Fax: (604) 685-9744
Website: www.edrsilver.com        E-mail: investorrelations@edrsilver.com        Trading Symbol TSX-V: EDR